Mail Stop 3561

April 10, 2009

Mr. Jeffrey Noddle
Chairman and Chief Executive Officer
SUPERVALU, Inc.
11840 Valley View Road
Eden Prairie, MN 55344

      Re: SUPERVALU, Inc.
               Form 10-K for the Fiscal Year Ended February 23, 2008
               Filed April 23, 2008
               File No. 1-5418

Dear Mr. Noddle:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               Andrew Mew
               Accounting Branch Chief